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                                                                   EXHIBIT 99.2





                                  UNDERTAKING


TO:         Office of the Administrator, New Brunswick
            Securities Commission of Newfoundland
            Registrar of Securities, Prince Edward Island


                  PURSUANT to section 4.1(1)(a)(B)(bb) of National Policy Statement No. 47 ("NP 47"), Vista Gold Corp. (the "Company") hereby undertakes to file all continuous disclosure documents that it would be required to file under the Securities Legislation (as defined in NP 47) and the Securities Requirements (as defined in NP 47) in the provinces of New Brunswick, Newfoundland and Prince Edward Island if it were a reporting issuer in such provinces from the date 12 calendar months immediately preceding the date hereof until the Company becomes a reporting issuer in such provinces.


      DATED this 19th day of May 1997.


                                        VISTA GOLD CORP.



                                        By:  /s/ A. J. ALI
                                           ------------------------------
                                            A. J. Ali,
                                            Vice President Finance and
                                            Chief Financial Officer






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